Tiro

Main Street · Software · Technology · Analytics · Social Impact

A better testing tool for teachers. Deeper learning for students.

TIROTEST.ORG NEW YORK NEW YORK



Students need personal feedback to achieve their maximum potential. As educators, we know first-hand that teachers just don't have enough time to give every student high-quality feedback. So we created Tiro, a web-based classroom tool that allows teachers to build tests and analyze their students' strengths and weaknesses in new ways.

Elliott Goodman Co-founder @ Tiro

Why you may want to support us...

1. With the largest school districts going fully remote, Tiro keeps things personal
2. Innovative and proprietary code to build a research-driven, teacher-made tool
3. Tiro gives teachers the right data to provide deeper descriptions of students' abilities and needs
4. We have 25+ years of teaching experience in private & public schools, K-12 & college
5. The edtech market is rapidly growing - there's worldwide demand for tools like Tiro
6. You believe kids deserve to own their learning, build confidence and get personalized feedback
7. You're thankful for your favorite teacher and you want to help thousands more around the world

Why investors ♥ us

WE'VE RAISED $82,287 SINCE OUR FOUNDING

Brian has been a role model to myself and my siblings for many years. Despite coming from modest beginnings Brian has excelled both academically and professionally in his chosen paths. With his guidance and help I was able to follow in his footsteps and teach E.S.L. in Russia before finishing my bachelor's degree. He has encouraged me to expand my horizons and value education through out my adult life which has lead to both positive professional outcomes and personal experiences. I am certain that whatever goal Brian has he will be able to achieve it having gone from living in poverty during his undergraduate years with no outside financial assistance, to earning a graduate degree from… read more

Michael Nemeth

I've known Elliot since college and he's one of the most dedicated and smart people I knew at UChicago. He passionately pursues his goals and is very dedicated. The company he's trying to find definitely shows his dedication to his profession.

Andrew Djunaidi

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Elliott Goodman

Co-founder

Lead teacher in Los Angeles Unified. EdM in Assessment from Teachers College at Columbia University. Double-major in Linguistics and Classics at the University of Chicago. Fulbright Grantee, Outstanding Teacher Intern at CSUN, proud dog dad.

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Brian A. Carroll

Co-founder

Doctoral candidate in Assessment & Measurement at Teachers College Columbia U, EdM in same. Published multiple papers and presented at ETS' ECOLT conference. Ed Tech Fellow and Assessment Research Fellow at Columbia, Assessment Justice Activist.

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Downloads

- Tiro Pitch Deck.pdf
- Tiro Business Summary.pdf

We want every teacher to save time grading and analyzing their assessments. We want every student to receive personalized, empowering feedback.

Hi! We're Elliott and Brian, teachers and graduates from Columbia University's Teachers College. One day we started chatting about our different experiences as educators and the fundamental problems we face everyday as teachers. The more we chatted, the more we realized that teachers don't have the time or resources to do one of the most fundamental parts of teaching - give their students individualized feedback. We heard it from our colleagues too:

- **8 out of 10 teachers surveyed want to identify strengths and areas of growth for each student, but don't have the time.**
- **7 out of 10 teachers surveyed want to edit and improve their tests, but don't have the time.**
- **One science teacher in Los Angeles told us, "I wish I could give each kid individual feedback, but I have to start planning to teach the next standard."**
- **And an English teacher in New York City didn't mince her words: "The A-F scale is meaningless and arbitrary."**



Elliott teaching middle school

Our experience and dedication to excellence in education motivated us to create a web-based classroom testing tool, which we call **Tiro**.

Tiro makes it possible for teachers to see assessment results in real time, provide each student with individualized feedback, and gain detailed insight into the learning strengths and weaknesses of their class -- all while saving teachers valuable time.



Brian teaching an adult class

What's the problem?

Giving feedback is arguably the most important activity that teachers can do to help students learn. But most teachers are forced to prioritize lesson planning, so they don't have the time and resources to regularly create this valuable feedback for each student. When feedback is immediate, targeted, and actionable, it helps students achieve their maximum potential.

Teachers have to make a big decision everyday - do I spend my time preparing quality lessons or giving each student individualized feedback? Tiro makes it possible to do both.

What is Tiro?

Tiro is a web-based classroom testing tool that makes it possible for teachers to create tests online and quickly analyze assessment results. The data created by Tiro allow teachers to gain detailed insight into the learning strengths and weaknesses of each student. Using this information, they are able to group students by skill level, pivot their lessons to target class-wide needs, and give individualized attention to specific students in the areas where they are most struggling.


Who We Are
Brian Carroll
Co-Founder
Elliott Goodman
Co-Founder
Greg Thompson
Full Stack Engineer
Lihan Yao
Machine Learning
Tollevin Williams
Product Designer
Yuki Falcon
Full Stack Engineer

How does Tiro work?

Step 1: A teacher creates an online assessment in Tiro.
We've done hours of interviews with teachers to understand how a variety of educators best build their tests. The Tiro test creation tool is custom built to suit their needs.

Step 2: Students take the test using Tiro's web-based program.
Tiro tests are built with an elegant, minimalist design to help students focus. Teachers can embed videos and pictures and will even be able to use special design features for students with disabilities.

Step 3: Test results and analytics are created in real time, answering the question: "What do I need to teach tomorrow?"
Teachers are able to adjust the learning objective for the next day to address the needs of their students.

Step 4: Students receive individual feedback on their progress based on Tiro assessment results and in-classroom lessons that are targeted towards their individual needs.
Instead of a test covered in red ink, students receive a feedback report describing what they did well and what they need to improve.

It's that simple!

What teachers are saying about Tiro:

We have tested out early versions of Tiro with a variety of teachers. Their feedback validated everything we've thought.

- One science teacher in New Jersey saw exactly what her students could and couldn't do well.
  "So they get moon phases, but, boy, do I need to review the life cycle of a star!"

- One language teacher in Maryland saw her students grouped in new ways and connected their performance to things happening in their personal lives.
  "Maddy is in the lower group?! Oh, I need to check in and see how she's doing...."

Tiro Needs You

We know teachers want Tiro's data - especially faced with remote instruction because of COVID-19. Now we need to build out Tiro's front-end and back-end functionality so that more teachers can use it. That's where you come in.

Our goal is to raise $250,000. This amount would keep us funded through 2021, meaning we could focus on the work and not have to constantly worry about fundraising. Our base product is ready for schools in August but we need to be able to quickly iterate and improve Tiro in line with teachers', students', and administrators' feedback. That would set us up to market for enterprise sales in the spring of 2021.

If we raise $250,000, here's how the money we raise will be spent:

- 79.5% - front-end and back-end development and design for student-facing product and features that can be monetized

- 7.5% - Wefunder fees

- 5% - accounting & business development

- 5% - legal services for patents and trademarks

- 2% - marketing

- 1% - web hosting costs and fees

At a minimum, we need to raise $50,000 to get to the next steps on our product roadmap. Investing as little as $100 can make a big difference. That money would go directly to building beautiful tools for teachers, employing web developers, paying the cost of hosting the data online, funding a rich marketing campaign to get the word out, and paying Wefunder's commission.

Revenue Structure:

We plan to be revenue-generating within 24 months and revenue-positive within 36. Our base product -- using Tiro to make, deploy, and analyze assessments -- will always be free to the individual teacher. Advanced features, such as video data storage of student presentations or student log-ins and student-facing dashboards, will be monetized to generate revenue from schools and school districts.

Revenue Structure

Feature / User	Tiro Web Access	Professional Development Trainings	Consulting & Product Support	Advanced Statistics (Rasch, Factor)
Teacher	free	free	free	$5,000 / analysis
School	$10 / student	$100 / teacher	$1,000 / day	$5,000 / analysis
District	$10 / student	$150 / teacher	$2,000 / day	$10,000 / analysis
Higher Education	$30 / student	$200 / teacher	$3,000 / day	$10,000 / analysis

Facts and Statistics:

The market shows that there is a real need for Tiro.

- One of the top five most needed ed-tech innovations is web-based platforms that assist and support teachers in designing assessments, according to the US Dept. of Education (DOE).
- The education technology market is currently one of the fastest growing markets around the globe.
  - From 2014-2019, the US education technology market showed an average compound annual growth rate of nearly 9%, and is expected to increase over the next five years.
  - In 2018, the global education technology market was valued at $152 billion, and is projected to grow to $342 billion by 2025.
- Currently, the National Center for Education Statistics (NCES) estimates there are 50,000,000 K-12 students in the US, with school districts spending anywhere from $6,000-$25,000 per student annually.
- Additionally, NCES estimates there are nearly 16,800,000 post-secondary students in the US, with higher-ed institutions spending on average nearly $44,000 per student.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We enable teachers to create quizzes, tests, homework, and projects to give targeted feedback to students in new ways that promote learning and development. Our web-based tool, called Tiro, redirects teachers' time from grading papers to analyzing students' progress, helping transform traditional classroom testing into a celebration of student learning and development.

Where will your company be in 5 years?

Tiro hopes to enhance traditional 'report cards' with teacher-designed, analytics-based learning and development reports that list the specific strengths of each and every student with descriptions, rather than simplistic letter grades, numbers, or check marks. One of our long-term goals is to build a platform for classroom teachers to write large-scale assessments that can be shared and used by other educators around the world.

Why did you choose this idea?

Students need personal feedback to achieve their maximum potential. As educators, we know first-hand that teachers just don't have enough time to give every student high-quality feedback. So we created Tiro, a web-based classroom tool that allows teachers to build tests and analyze their students' strengths and weaknesses in new ways.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

With the largest school districts transitioning to remote instruction because of COVID-19, schools are increasingly relying on web-based applications to improve classroom experiences and give deeper views into student learning. There is rising demand for learning analytics to inform data-driven instruction. Educators are also dissatisfied with the assessment trend prioritizing rank-ordering over learning and development.

How far along are you? What's your biggest obstacle?

The hardest part of the core product is built - the assessment and statistics engine. We have a fully-functional minimally viable product ready for teacher use. Next we need to build out the user-facing portions of the site. Our biggest obstacle is that there are many different edtech tools competing for teachers' attention. Teachers are very busy, overworked customers with lots of skepticism of fancy gadgets.

Who competes with you? What do you understand that they don't?

Tiro is unique because of what it does and our team's expertise. No other product breaks down what students know and don't know in a clear way. None of our competitors' products was designed by career teachers. Brian and Elliott are award-winning educators who have over 25 years in K-12 and higher education, public and private schools, in magnet and traditional programs, teaching four different subject areas, and on three different continents. We are uniquely poised to solve problems teachers face because no one else has the knowledge, experience, and empathy to fix them like we do.

How will you make money?

There are two routes to generate income: enterprise sales and professional development services. We will sell Tiro's advanced features to public school districts, colleges and universities, and private educational institutions. Concurrent with developing Tiro, we will market ourselves for professional development opportunities.

We believe raising $100k or more will be enough runway to build features that we will be able to monetize for schools and districts. With these features, we will be able to go to market and begin generating revenue in the spring of 2022.

By the end of 2022, our target is to acquire 10 contracts worth an average of $5,000 each for a projected income of $50,000. Our projected monthly revenue will be $4,167.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is a competitor, who has an existing share of the market, building a copycat product more quickly than we can.

The school purchasing cycle is highly seasonal. We risk running out of money and waiting nearly a year before we can secure a school contract.